Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

S&T Bancorp, Inc. and Subsidiaries:

We consent to the use of our report dated March 15, 2011 with respect to the consolidated balance sheets of S&T Bancorp, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/    KPMG LLP

Pittsburgh, Pennsylvania

January 30, 2012